EXHIBIT 99.1

February 10, 2013

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Re: Dismissal of Class Action Against Pelephone

Supplementary report to report submitted on December 31, 2012:

Primary details added/completed:

Further to the Company's immediate report of January 2, 2012, and the supplementary immediate report of December 23, 2012 and December 31, 2012, an additional supplementary report is hereby issued whereby on February 7, 2013, the Company received a notice from its subsidiary, Pelephone Communications Ltd. ("Pelephone") of the Tel Aviv District Court's decision to dismiss, an additional time, a claim and motion to certify the claim as a class action for approximately NIS 380 million against Pelephone. The claim asserted that Pelephone had misled a portion of its business customers and updated its rates contrary to the law.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.